UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934 for the fiscal year

ended December 31, 2005.

or

[   ]     Transition Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934 for the transition

period from ____________ to ______________.

Commission File Number:  0-11204

Ameriserv Financial

401(k) Profit Sharing Plan

(Full title of the plan)

Ameriserv Financial, Inc.

Main and Franklin Streets

Johnstown, PA  15901

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including

area code:  (814) 533-5300

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

Ameriserv Financial, Inc.

Main and Franklin Streets

Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire

Stevens & Lee

Suite 602

25 North Queen Street

Lancaster, PA  17603

Item 1.  Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Audited Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004.

3.

Audited Statement of Changes in Net Assets Available for Benefits for the two years ended December 31, 2005.

4.

Notes to Financial Statements.

a.

Exhibits

Consent of S. R. Snodgrass, A.C.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

DECEMBER 31, 2005

Page

Number

Report of Independent Registered Public Accounting Firm

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

4 - 7

Report on Supplemental Information

8

Supplemental Information

9 - 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of Ameriserv Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Ameriserv Financial 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/SR Snodgrass, A.C.

Wexford, PA

May 31, 2006

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

ASSETS
Investments, at fair value:

Common / Collective Funds	$9,341,951	$8,957,282
Mutual Funds	7,715,742	6,365,845
Ameriserv Financial, Inc.	565,318	552,017
Sky Financial	-	124,801
Money Market	480,944	1,114,565
Participant Loans	295,070	309,257
Total Investments	18,399,025	17,423,767

Contribution Receivable	8,700	4,393
Accrued Interest Receivable	86,961	34,266
Cash	96,600	31,284

Total assets available for benefits	18,591,286	17,493,710

LIABILITIES
Benefits Payable	10,347	-

Net assets available for benefits	$18,580,939	$17,493,710

     The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

	2005	2004
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$528,620	$1,190,129

Interest and dividends	199,517	141,892

Capital Gains	126,374	82,638

Total investment income	854,511	1,414,659

Contributions by employees	728,437	696,279

Contributions by employer	217,421	110,959

Transfers from other benefit plans	-	-

Rollovers	55,138	13,251

Total contributions	1,000,996	820,489

Total additions	1,855,507	2,235,148

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	768,278	1,422,267

Net increase	1,087,229	812,881

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	812,881	-

End of the year	$1,900,110	$812,881

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Ameriserv Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Interested parties should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of Ameriserv Financial, Inc., and its wholly owned subsidiaries Ameriserv Financial Bank, Ameriserv Trust and Financial Services, and Ameriserv Associates, Inc. (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions in 5 percent increments invested in one or more of 29 mutual funds, 6 common/collective portfolios, 2 money market funds, and the Ameriserv Financial, Inc. common stock administered by the Plan’s trustee.  Although certain participants received shares of Three Rivers Bancorp, Inc. common stock (a.k.a. “Sky Financial” stock) as a result of the 2000 spin-off of Ameriserv Financial’s Three Rivers Bank subsidiary, such is not an investment option for additional purchase.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 2 percent of employees’ gross compensation on behalf of Union employees.

Participant Accounts

Each participant’s profit sharing account is credited with Plan earnings.  Allocations are based upon the proportionate value of all accounts.  The benefit to which each participant is entitled is that which can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the sponsor’s contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2005 and 2004, the forfeiture account had a balance of $41,994 and $58,604, respectively.  Forfeitures totaling $16,366 and $30,488 for the years ended December 31, 2005 and 2004, respectively, were reallocated to participants’ accounts.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $54,319 and $75,185 for the years ended December 31, 2005 and 2004, respectively.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments

Quoted market prices are used to value investments.  Investments for which there is no quoted market price are reported at their estimated fair value.

NOTE 3 - INVESTMENTS

The Plan investments are administered by Ameriserv Trust and Financial Services (Trustee).

During 2005, the Plan’s investments (including investments bought and sold, as well as, held during the year) appreciated in value by $528,620.

	Net Appreciation (Depreciation)
	in Fair Value During Year

	2005	2004
Investments at fair value as determined by quoted market price:
Common / Collective Funds	$460,175	$685,713
Mutual Funds	173,648	486,479
Ameriserv Financial, Inc.	(103,663)	5,769
Sky Financial	(1,540)	12,168

Net appreciation in fair value	$528,620	$1,190,129

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2005		2004
	Principal	Fair	Principal	Fair
	Value	Value	Value	Value

Investments at fair value as
determined by quoted market price:

Dodge & Cox Balanced Fund	$1,049,203	$1,220,548	$842,361	$996,652
Pathroad Balance Growth & Income	2,853,114	3,358,058	2,828,560	3,217,963
Pathroad Capital Appreciation & Income	1,095,591	1,329,868	1,115,755	1,290,774
Pathroad Conservative Growth & Income	2,406,678	2,784,514	2,479,387	2,753,615
Pathroad Long-Term Equity	937,348	1,129,051	792,034	925,537

	$8,341,934	$9,822,039	$8,058,097	$9,184,541

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments.  Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, participant loans, and cash would be considered financial instruments. At December 31, 2005 and 2004, the carrying amounts of these financial instruments approximate fair value.

REPORT ON SUPPLEMENTAL INFORMATION

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/SR Snodgrass, A.C.

Wexford, PA

May 31, 2006

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER - 002

DECEMBER 31, 2005

	Par or		Current
	Shares	Cost	Value

Common stock
Ameriserv Financial, Inc.	129,068	$639,464	$565,318

Total Common stock			565,318

Mutual Funds
Alger Large Cap Growth	898	11,121	11,796
Alger Midcap Growth	3,295	52,746	55,100
Clipper Fund	4,925	411,148	434,140
Dodge & Cox Balanced Fund	15,006	1,049,203	1,220,548
Federated Capital Appreciation	160	3,727	4,012
Federated Kaufmann Fund	41,858	216,615	234,406
Fidelity Low-Priced Stock Fund	19,288	569,912	787,723
Fidelity Magellan	8,423	820,293	896,514
Franklin Biotechnology Discovery	2,188	110,567	123,910
Goldman Sachs Global Income	1,063	14,959	13,729
Janus Growth & Income	1,754	50,012	63,145
Legg Mason Value Trust	4,877	292,023	363,180
Longleaf Partners	1,478	42,987	45,773
MFS International New Discovery Fund	9,576	209,789	232,213
Northern Technology	2,176	28,316	25,281
Pimco Total Return	19,019	203,429	199,705
SEI Stable Asset	801,003	801,003	801,003
T. Rowe Price Equity Income	10,008	243,112	259,413
T. Rowe Price Financial Services	312	7,083	6,600
Tweedy, Browne Global Value	15,060	322,662	397,571
Vanguard GNMA	14,480	151,826	149,139
Vanguard Health Care	1,114	140,807	155,316
Vanguard Institutional Index	5,921	615,705	675,023
Vanguard Primecap	4,263	237,849	278,394
Vanguard Short-Term Federal	18,548	194,103	190,301
Vanguard Total Bond Market Index	4,925	50,367	49,546
White Oak Growth Stock	1,308	50,779	42,261

Total Mutual Funds			$7,715,742

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER - 002

DECEMBER 31, 2005

	Par or		Current
	Shares	Cost	Value

Common / Collective Funds
Pathroad Balanced Growth & Income	265,249	2,853,114	3,358,058
Pathroad Capital Appreciation & Income	101,054	1,095,591	1,329,868
Pathroad Conservative Fixed Income	38,217	401,143	418,092
Pathroad Conservative Growth & Income	219,081	2,406,678	2,784,514
Pathroad Intermediate-Term Fixed Income	26,999	294,278	322,368
Pathroad Long-Term Equity	85,729	937,348	1,129,051

Total Common / Collective Funds			9,341,951

Money Market Funds
Goldman Sachs Financial Square Prime Obligation	480,944	480,944	480,944

Total Money Market Funds			480,944

Participant Loans		295,070	295,070

Total			$18,399,025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 29, 2006

Ameriserv Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By /s/ David M. Margetan

David M. Margetan, Assistant

Vice President and Assistant Secretary

9

Exhibit Index

Exhibit

1.

Consent of S. R. Snodgrass, A.C.

10